SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Triangle Capital Corporation
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

895848109
 (CUSIP Number)

April 19, 2010

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[  ]  Rule 13d-1(c )

[  }  Rule 13d-1(d)

CUSIP No.  895848109

(1)	Names of reporting persons	  	Greenwich
Investment Management, Inc.

(2)	Check the appropriate box if a member of a group (see
instructions)
(a)
(b)	X

(3)	SEC use only

(4)	Citizenship or place of organization 	 Connecticut

(5)	Sole voting power		0

(6)	Shared voting power		0

(7)	Sole dispositive power		0

(8)	Shared dispositive power		0

(9)	Aggregate amount beneficially owned by each  reporting
person		0

(10)	Check if the aggregate amount in Row (9) excludes
certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
	0

(12)	Type of reporting person (see instructions)
	IA







Item 1.

Item 1(a)  Name of issuer:	Triangle Capital Corporation

Item 1(b)  Address of issuers principal executive offices:
							3700 Glenwood Avenue
							Suite 530
							Raleigh, No. Carolina 27612


Item 2.

2(a)  Name of person filing:   Greenwich Investment Management,
Inc.

2(b)  Address or principal office or, if none, residence:  67
Mason Street
						   Greenwich, Connecticut 06830

2(c)  Citizenship:  Connecticut

2(d)  Title of class of securities:  Common Stock

2(e)  CUSIP No.: 895848109



Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-
2(b) or (c), check whether the person filing is a:

a. [ ] Broker or dealer registered under Section 15 of the Act.

b. [  ]  Bank as defined in Section 3(a)(6) of the Act.

c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.

d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e. [X]  An investment advisor in accordance with Rule 13d-
1(b)(1)(ii)(E);

f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h. [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
           (12 U.S.C. 1813);

i. [ ] A church plan that is excluded from the definition of an investment company under section
           3(c ) (14) of the Investment Company Act of 1940;

j.  [  ]  Group, in accordance with Rule13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned:		0

b.	Percent of class:				0

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote:
	0

ii.	Shared power to vote or to direct the vote:
	0

iii.	Sole power to dispose or to direct the
disposition of:		0

iv.	Shared power to dispose or to direct the
disposition of:	0


Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than 5 percent of the class of
securities, check the following   [  ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another
Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the
Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the
Group.

If a group has filed this schedule pursuant to Rule 13d-
1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule
13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.




Item 10.  Certifications.

a.	By signing below I hereby certify that, to the best of my
knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:       Robert A. DeFruscio

Dated:   	         July 13, 2010

Title:               Chief Compliance Officer of Greenwich
Investment Management, Inc.